EXHIBIT 99

Supplemental Discussion of Pro forma Harrah’s Operating Company Results

On January 28, 2008, Harrah’s Entertainment was acquired by affiliates of Apollo Global Management, LLC (“Apollo”) and TPG Capital, LP (“TPG”) in an all cash transaction, hereinafter referred to as the “Merger.” A substantial portion of the financing of the Merger is comprised of bank and bond financing obtained by Harrah’s Operating Company, Inc. (“HOC”), a wholly-owned subsidiary of Harrah’s Entertainment. This financing is neither secured nor guaranteed by Harrah’s Entertainment’s other wholly-owned subsidiaries, including certain subsidiaries that own properties that are secured under $6.5 billion of commercial mortgage-backed securities (“CMBS”) financing. Therefore, we believe it is meaningful to provide pro forma information pertaining solely to the consolidated financial position and results of operations of HOC and its subsidiaries.

In connection with the CMBS financing for the Merger, HOC spun off to Harrah’s Entertainment the following casino properties and related operating assets: Harrah’s Las Vegas, Rio, Flamingo Las Vegas, Harrah’s Atlantic City, Showboat Atlantic City, Harrah’s Lake Tahoe, Harvey’s Lake Tahoe and Bill’s Lake Tahoe. We refer to this spin-off as the “CMBS Spin-Off.” Upon receipt of regulatory approvals that were requested prior to the closing of the Merger, in May 2008, Paris Las Vegas and Harrah’s Laughlin and their related operating assets were spun out of HOC to Harrah’s Entertainment and Harrah’s Lake Tahoe, Harvey’s Lake Tahoe, Bill’s Lake Tahoe and Showboat Atlantic City and their related operating assets were transferred to HOC from Harrah’s Entertainment. We refer to this spin-off and transfer as the “Post-Closing CMBS Transaction.”

We refer to the CMBS Spin-Off and the Post-Closing CMBS Transaction as the “CMBS Transactions.”

Additionally, in connection with the CMBS Transactions and the Merger, London Clubs and its subsidiaries, with the exception of the subsidiaries related to London Clubs South Africa operations, became subsidiaries of HOC. The South African subsidiaries became subsidiaries of HOC in second quarter 2008. We refer to these transfers collectively as “the London Clubs Transfer.”

OPERATING RESULTS AND DEVELOPMENT PLANS FOR HOC

The results of operations and other financial information included in this section are adjusted to reflect the pro forma effect of the CMBS Transactions as if they had occurred on January 1, 2008. Pro forma adjustments relate primarily to the removal of the historical results of the CMBS properties after giving effect to the Post-Closing CMBS Transaction and other direct subsidiaries of Harrah’s Entertainment and allocations of certain unallocated corporate costs that are being allocated to each group subsequent to the Merger. We believe that this is the most meaningful way to comment on HOC’s results of operations.

Overall HOC Results

The following tables represent HOC’s unaudited condensed combined balance sheet as of September 30, 2009, and its unaudited condensed combined statements of operations for the quarter and nine months ended September 30, 2009, and its unaudited condensed pro forma combined statements of operations for the quarter ended September 30, 2008, the Successor period from January 28, 2008 through September 30, 2008, and the Predecessor period from January 1, 2008 through January 27, 2008. Also included are the unaudited condensed combined statements of cash flow for the nine months ended September 30, 2009, the Successor period from January 28, 2008 through September 30, 2008, and the Predecessor period from January 1, 2008 through January 27, 2008. All pro forma financial information takes into consideration the CMBS Transactions and the London Clubs Transfer.

Harrah’s Operating Company, Inc. (Successor)

Condensed Combined Balance Sheet

As of September 30, 2009

(Unaudited)

(In millions)	Harrah’s Entertainment(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	HOC(3)
ASSETS
Current assets
Cash and cash equivalents	$948.2	$(348.4)	$599.8
Receivables, net of allowance for doubtful accounts	332.3	(34.2)	298.1
Deferred income taxes	162.0	(30.8)	131.2
Prepayments and other	184.2	(56.5)	127.7
Inventories	52.7	(11.9)	40.8

Total current assets	1,679.4	(481.8)	1,197.6

Land, buildings, riverboats and equipment, net of accumulated depreciation	18,094.8	(5,530.6)	12,564.2
Assets held for sale	7.3	—	7.3
Goodwill	3,458.9	(1,689.4)	1,769.5
Intangible assets	5,004.1	(632.6)	4,371.5
Deferred costs and other	986.0	(292.3)	693.7

	$29,230.5	$(8,626.7)	$20,603.8

LIABILITIES AND STOCKHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Accounts payable	$271.7	$(52.4)	$219.3
Interest payable	336.4	(8.9)	327.5
Accrued expenses	1,141.2	(290.5)	850.7
Current portion of long-term debt	49.0	(0.2)	48.8

Total current liabilities	1,798.3	(352.0)	1,446.3
Long-term debt	19,293.4	(5,924.4)	13,369.0
Deferred credits and other	850.4	(19.8)	830.6
Deferred income taxes	5,822.0	(1,469.5)	4,352.5

	27,764.1	(7,765.7)	19,998.4

Preferred stock	2,547.1	(2,547.1)	—

Total Harrah’s Operating Company, Inc. Stockholders’ (deficit)/equity	(1,137.7)	1,692.4	554.7
Non-controlling interests	57.0	(6.3)	50.7

Total Stockholders’ (deficit)/equity	(1,080.7)	1,686.1	605.4

	$29,230.5	$(8,626.7)	$20,603.8

(1)	Represents the financial information of Harrah’s Entertainment.

(2)	Represents the removal of (i) the financial information of all subsidiaries of Harrah’s Entertainment that are not a component of HOC, primarily, captive insurance companies and the CMBS properties; and (ii) account balances at Harrah’s Entertainment parent company.

(3)	Represents the financial information of HOC.

Harrah’s Operating Company, Inc. (Successor)

Condensed Combined Statement of Operations

For the Three Months Ended

September 30, 2009

(Unaudited)

(In millions)	Harrah’s Entertainment(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	HOC(3)
Revenues
Casino	$1,822.0	$(350.1)	$1,471.9
Food and beverage	381.5	(136.6)	244.9
Rooms	271.5	(108.2)	163.3
Management fees	14.9	—	14.9
Other	159.5	(32.5)	127.0
Less: casino promotional allowances	(367.2)	104.7	(262.5)

Net revenues	2,282.2	(522.7)	1,759.5

Operating expenses
Direct
Casino	997.6	(80.6)	917.0
Food and beverage	152.9	(112.1)	40.8
Rooms	54.3	(54.2)	0.1
Property general, administrative and other	513.7	(130.4)	383.3
Depreciation and amortization	175.6	(41.9)	133.7
Project opening costs	0.3	0.1	0.4
Write-downs, reserves and recoveries	24.3	(7.4)	16.9
Impairment of intangible assets	1,328.6	(204.0)	1,124.6
Loss/(income) on interests in non-consolidated affiliates	1.2	(0.7)	0.5
Corporate expense	39.7	(17.1)	22.6
Merger and integration costs	—	—	—
Amortization of intangible assets	44.2	(14.9)	29.3

Total operating expenses	3,332.4	(663.2)	2,669.2

Loss from operations	(1,050.2)	140.5	(909.7)
Interest expense, net of interest capitalized	(444.5)	45.0	(399.5)
Losses on early extinguishment of debt	(1.5)	—	(1.5)
Other income, including interest income	4.1	(0.3)	3.8

Loss from continuing operations before income taxes	(1,492.1)	185.2	(1,306.9)
Income tax provision	(128.9)	(17.3)	(146.2)

Loss from continuing operations, net of tax	(1,621.0)	167.9	(1,453.1)
Discontinued operations, net of tax	(0.1)	—	(0.1)

Net Loss	(1,621.1)	167.9	(1,453.2)
Less: net income attributable to non-controlling interests	(3.2)	1.3	(1.9)

Net loss attributable to Harrah’s Operating Company, Inc.	$(1,624.3)	$169.2	$(1,455.1)

(1)	Represents the financial information of Harrah’s Entertainment.

(2)	Represents the removal of (i) the financial information of all subsidiaries of Harrah’s Entertainment that are not a component of HOC, primarily, captive insurance companies and the CMBS properties; and (ii) accounts at Harrah’s Entertainment parent company.

(3)	Represents the financial information of HOC.

Harrah’s Operating Company, Inc. (Successor)

Condensed Combined Statement of Operations

For the Nine Months Ended

September 30, 2009

(Unaudited)

(In millions)	Harrah’s Entertainment(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	HOC(3)
Revenues
Casino	$5,444.8	$(1,047.7)	$4,397.1
Food and beverage	1,129.3	(412.5)	716.8
Rooms	817.8	(332.0)	485.8
Management fees	43.5	—	43.5
Other	447.9	(80.9)	367.0
Less: casino promotional allowances	(1,075.0)	306.5	(768.5)

Net revenues	6,808.3	(1,566.6)	5,241.7

Operating expenses
Direct
Casino	2,968.0	(411.6)	2,556.4
Food and beverage	451.1	(238.9)	212.2
Rooms	160.4	(102.4)	58.0
Property general, administrative and other	1,518.3	(367.7)	1,150.6
Depreciation and amortization	516.8	(120.5)	396.3
Project opening costs	2.9	(0.2)	2.7
Write-downs, reserves and recoveries	78.6	(28.3)	50.3
Impairment of intangible assets	1,625.7	(459.1)	1,166.6
Loss/(income) on interests in non-consolidated affiliates	1.3	(2.2)	(0.9)
Corporate expense	111.7	(55.4)	56.3
Merger and integration costs	0.3	—	0.3
Amortization of intangible assets	131.7	(44.7)	87.0

Total operating expenses	7,566.8	(1,831.0)	5,735.8

Loss from operations	(758.5)	264.4	(494.1)
Interest expense, net of interest capitalized	(1,404.7)	159.7	(1,245.0)
Gains on early extinguishment of debt	4,279.2	(347.8)	3,931.4
Other income, including interest income	23.2	(0.8)	22.4

Income from continuing operations before income taxes	2,139.2	75.5	2,214.7
Income tax provision	(1,590.8)	110.0	(1,480.8)

Income from continuing operations, net of tax	548.4	185.5	733.9
Discontinued operations, net of tax	(0.3)	—	(0.3)

Net Income	548.1	185.5	733.6
Less: net income attributable to non-controlling interests	(16.1)	4.4	(11.7)

Net income attributable to Harrah’s Operating Company, Inc.	$532.0	$189.9	$721.9

(1)	Represents the financial information of Harrah’s Entertainment.

(2)	Represents the removal of (i) the financial information of all subsidiaries of Harrah’s Entertainment that are not a component of HOC, primarily, captive insurance companies and the CMBS properties; and (ii) accounts at Harrah’s Entertainment parent company.

(3)	Represents the financial information of HOC.

Harrah’s Operating Company, Inc. (Successor)

Condensed Pro Forma Combined Statement of Operations

For the Three Months Ended

September 30, 2008

(Unaudited)

(In millions)	Harrah’s Entertainment(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	HOC(3)
Revenues
Casino	$2,130.1	$(424.2)	$1,705.9
Food and beverage	427.6	(152.8)	274.8
Rooms	316.7	(128.8)	187.9
Management fees	16.6	—	16.6
Other	181.9	(31.7)	150.2
Less: casino promotional allowances	(427.0)	117.1	(309.9)

Net revenues	2,645.9	(620.4)	2,025.5

Operating expenses
Direct
Casino	1,129.4	(203.2)	926.2
Food and beverage	178.1	(73.7)	104.4
Rooms	64.9	(29.6)	35.3
Property general, administrative and other	631.8	(136.6)	495.2
Depreciation and amortization	152.0	(37.9)	114.1
Project opening costs	16.3	(0.3)	16.0
Write-downs, reserves and recoveries	46.8	(19.6)	27.2
Income on interests in non-consolidated affiliates	2.5	(0.1)	2.4
Corporate expense	34.7	(16.4)	18.3
Merger and integration costs	1.0	—	1.0
Amortization of intangible assets	38.8	(12.2)	26.6

Total operating expenses	2,296.3	(529.6)	1,766.7

Income from operations	349.6	(90.8)	258.8
Interest expense, net of interest capitalized	(533.4)	98.9	(434.5)
Gain on early extinguishment of debt	7.4	__	7.4
Other income, including interest income	7.2	(3.2)	4.0

Loss before income taxes	(169.2)	4.9	(164.3)
Income tax benefit	46.0	3.6	49.6

Loss from continuing operations, net of tax(4)	(123.2)	8.5	(114.7)
Discontinued operations, net of tax	0.7	—	0.7

Net loss(4)	(122.5)	8.5	(114.0)
Less: net loss attributable to non-controlling interests	(7.2)	1.5	(5.7)

Net loss attributable to Harrah’s Operating Company, Inc.	$(129.7)	$10.0	$(119.7)

(1)	Represents the financial information of Harrah’s Entertainment.

(2)	Represents the removal of (i) the financial information of all subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies, the CMBS properties and South Africa interests; and (ii) accounts at Harrah’s Entertainment parent company.

(3)	Represents the financial information of HOC.

(4)	Due to the January 1, 2009, adoption of a recent accounting pronouncement, certain 2008 amounts have been recast to conform to the 2009 presentation.

Harrah’s Operating Company, Inc. (Successor)

Condensed Pro Forma Combined Statement of Operations

For the Period from January 28, 2008

Through September 30, 2008

(Unaudited)

(In millions)	Harrah’s Entertainment(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	HOC(3)
Revenues
Casino	$5,653.2	$(1,152.1)	$4,501.1
Food and beverage	1,160.2	(426.8)	733.4
Rooms	894.2	(375.4)	518.8
Management fees	45.8	—	45.8
Other	462.4	(82.4)	380.0
Less: casino promotional allowances	(1,127.3)	313.1	(814.2)

Net revenues	7,088.5	(1,723.6)	5,364.9

Operating expenses
Direct
Casino	3,037.1	(542.8)	2,494.3
Food and beverage	486.1	(203.9)	282.2
Rooms	179.4	(81.7)	97.7
Property general, administrative and other	1,619.0	(372.6)	1,246.4
Depreciation and amortization	452.4	(112.0)	340.4
Project opening costs	26.3	(1.3)	25.0
Write-downs, reserves and recoveries	(61.8)	(47.1)	(108.9)
Income on interests in non-consolidated affiliates	1.3	(0.1)	1.2
Corporate expense	95.9	(7.4)	88.5
Merger and integration costs	23.1	—	23.1
Amortization of intangible assets	119.2	(39.8)	79.4

Total operating expenses	5,978.0	(1,408.7)	4,569.3

Income from operations	1,110.5	(314.9)	795.6
Interest expense, net of interest capitalized	(1,469.4)	261.2	(1,208.2)
Losses on early extinguishments of debt	(203.9)	—	(203.9)
Other income, including interest income	18.7	(3.2)	15.5

Loss before income taxes	(544.1)	(56.9)	(601.0)
Income tax benefit	147.7	39.0	186.7

Loss from continuing operations, net of tax(4)	(396.4)	(17.9)	(414.3)
Discontinued operations, net of tax	88.4	—	88.4

Net loss(4)	(308.0)	(17.9)	(325.9)
Less: net loss attributable to non-controlling interests	(6.2)	4.6	(1.6)

Net loss attributable to Harrah’s Operating Company, Inc.	$(314.2)	$(13.3)	$(327.5)

(1)	Represents the financial information of Harrah’s Entertainment.

(2)	Represents the removal of (i) the financial information of all subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies, the CMBS properties and South Africa interests; and (ii) accounts at Harrah’s Entertainment parent company.

(3)	Represents the financial information of HOC.

(4)	Due to the January 1, 2009, adoption of a recent accounting pronouncement, certain 2008 amounts have been recast to conform to the 2009 presentation.

Harrah’s Operating Company, Inc. (Predecessor)

Condensed Pro Forma Combined Statement of Operations

For the Period from January 1, 2008

Through January 27, 2008

(Unaudited)

(In millions)	Harrah’s Entertainment(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	Historical HOC(3)	CMBS Transactions(4)	London Clubs Transfer(5)	HOC Restructured
Revenues
Casino	$614.6	$(29.5)	$585.1	$(116.4)	$29.5	$498.2
Food and beverage	118.4	(4.7)	113.7	(41.1)	4.7	77.3
Rooms	96.4	(0.4)	96.0	(40.4)	0.4	56.0
Management fees	5.0	(0.1)	4.9	—	0.1	5.0
Other	42.7	(1.4)	41.3	(14.4)	1.1	28.0
Less: casino promotional allowances	(117.0)	1.8	(115.2)	30.0	(1.8)	(87.0)

Net revenues	760.1	(34.3)	725.8	(182.3)	34.0	577.5

Operating expenses
Direct
Casino	340.6	(24.5)	316.1	(55.4)	24.5	285.2
Food and beverage	50.5	(1.8)	48.7	(20.2)	1.8	30.3
Rooms	19.6	(0.2)	19.4	(8.9)	0.2	10.7
Property general, administrative and other	178.2	(2.0)	176.2	(42.0)	7.5	141.7
Depreciation and amortization	63.5	(1.6)	61.9	(16.0)	1.6	47.5
Project opening costs	0.7	(0.7)	—	—	0.7	0.7
Write-downs, reserves and recoveries	4.7	—	4.7	(4.5)	—	0.2
Income on interests in non-consolidated affiliates	(0.5)	—	(0.5)	—	—	(0.5)
Corporate expense	8.5	—	8.5	(34.7)	—	(26.2)
Merger and integration costs	125.6	—	125.6	—	—	125.6
Amortization of intangible assets	5.5	(0.2)	5.3	—	0.2	5.5

Total operating expenses	796.9	(31.0)	765.9	(181.7)	36.5	620.7

Loss from operations	(36.8)	(3.3)	(40.1)	(0.6)	(2.5)	(43.2)
Interest expense, net of interest capitalized	(89.7)	—	(89.7)	—	—	(89.7)
Other income (expense), including interest income	1.1	(3.3)	(2.2)	4.0	3.3	5.1

Loss before income taxes	(125.4)	(6.6)	(132.0)	3.4	0.8	(127.8)
Income tax benefit	26.0	(4.1)	21.9	(1.2)	0.9	21.6

Loss from continuing operations, net of tax(6)	(99.4)	(10.7)	(110.1)	2.2	1.7	(106.2)
Discontinued operations, net of tax	0.1	—	0.1	—	—	0.1

Net loss(6)	(99.3)	(10.7)	(110.0)	2.2	1.7	(106.1)
Less: net (income)/loss attributable to non-controlling interests	(1.6)	0.9	(0.7)	0.2	(0.9)	(1.4)

Net loss attributable to Harrah’s Operating Company, Inc.	$(100.9)	$(9.8)	$(110.7)	$2.4	$0.8	$(107.5)

(1)	Represents the financial information of Harrah’s Entertainment.

(2)	Represents the removal of (i) the financial information of all subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and London Clubs and its subsidiaries; and (ii) accounts at Harrah’s Entertainment parent company.

(3)	Represents the historical financial information of HOC.

(4)	Reflects the removal of the operating results of the CMBS properties, pursuant to the CMBS Transactions in which certain properties and operations of HOC were spun-off into a separate borrowing structure and held side-by-side with HOC under Harrah’s Entertainment. The operating expenses of HOC include unallocated costs attributable to services that have been performed by HOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology. The CMBS spin-off reflects the push-down of corporate expense of $34.7 million that was unallocated at January 27, 2008. Following the Merger, many of these services continue to be provided by HOC pursuant to a shared services agreement with the CMBS properties.

(5)	Reflects the inclusion of the London Clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of HOC.

(6)	Due to the January 1, 2009, adoption of a recent accounting pronouncement, certain 2008 amounts have been recast to conform to the 2009 presentation.

Harrah’s Operating Company, Inc. (Successor)

Condensed Combined Statement of Cash Flows

For the Nine months Ended

September 30, 2009

(Unaudited)

(In millions)	Harrah’s Entertainment(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	HOC(3)
Cash flows provided by operating activities	$397.6	$(348.7)	$48.9
Cash flows from investing activities
Land, buildings, riverboats and equipment additions, net of changes in construction payable	(411.9)	22.3	(389.6)
Proceeds from other asset sales	20.0	—	20.0
Investments in and advances to non-consolidated affiliates	(12.8)	—	(12.8)
Other	(12.3)	(1.4)	(13.7)

Cash flows used in investing activities	(417.0)	20.9	(396.1)

Cash flows from financing activities
Proceeds from issuance of long-term debt, net of issue costs	2,259.6	—	2,259.6
Deferred financing costs	(54.1)	—	(54.1)
Borrowings under lending agreements	1,651.6	—	1,651.6
Repayments under lending agreements	(2,730.2)	—	(2,730.2)
Early extinguishments of debt	(467.1)	—	(467.1)
Purchase of HOC debt	(213.7)	213.7	—
Scheduled debt retirements	(17.4)	—	(17.4)
Purchase of additional interest in subsidiary	(83.7)	—	(83.7)
Non-controlling interests’ contributions, net	(13.0)	4.9	(8.1)
Other	(14.5)	0.1	(14.4)
Transfers (to)/from affiliates	—	(36.2)	(36.2)

Cash flows provided by financing activities	317.5	182.5	500.0

Cash flows from discontinued operations
Cash flows from operating activities	(0.4)	—	(0.4)

Cash flows provided by discontinued operations	(0.4)	—	(0.4)

Net increase in cash and cash equivalents	297.7	(145.3)	152.4
Cash and cash equivalents, beginning of period	650.5	(203.1)	447.4

Cash and cash equivalents, end of period	$948.2	$(348.4)	$599.8

(1)	Represents the financial information of Harrah’s Entertainment.

(2)	Represents the removal of (i) the financial information of all subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and the CMBS properties; and (ii) accounts at Harrah’s Entertainment parent company.

(3)	Represents the financial information of HOC.

Harrah’s Operating Company, Inc. (Successor)

Condensed Pro Forma Combined Statement of Cash Flows

For the Period from January 28, 2008

Through September 30, 2008

(Unaudited)

(In millions)	Harrah’s Entertainment(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	HOC(3)
Cash flows provided by operating activities	$660.8	$(158.4)	$502.4
Cash flows from investing activities
Land, buildings, riverboats and equipment additions, net of changes in construction payable	(965.0)	130.1	(834.9)
Insurance proceeds for hurricane losses from asset recovery	181.4	—	181.4
Payment for Merger	(17,490.2)	17,490.2	—
Investments and advances to non-consolidated affiliates	(5.9)	—	(5.9)
Proceeds from other asset sales	4.6	(0.2)	4.4
Other	(31.4)	5.1	(26.3)

Cash flows used in investing activities	(18,306.5)	17,625.2	(681.3)

Cash flows from financing activities
Proceeds from issuance of long-term debt, net of issue costs	20,764.9	(6,489.9)	14,275.0
Deferred financing costs	(663.7)	160.0	(503.7)
Repayments under lending agreements	(5,834.8)	(0.2)	(5,835.0)
Early extinguishments of debt	(1,941.5)	—	(1,941.5)
Premiums paid on early extinguishments of debt	(225.9)	—	(225.9)
Scheduled debt retirements	(6.5)	—	(6.5)
Equity contribution from buyout	6,007.0	(6,007.0)	—
Non-controlling interests’ contributions, net	(7.6)	4.3	(3.3)
Proceeds from the exercises of stock options	—	2.4	2.4
Excess tax benefit from stock equity plans	(50.5)	50.5	—
Other	(2.3)	0.1	(2.2)
Transfers (to)/from affiliates	—	(5,232.7)	(5,232.7)

Cash flows provided by financing activities	18,039.1	(17,512.5)	526.6

Cash flows from discontinued operations
Cash flows from operating activities	1.6	—	1.6

Cash flows provided by discontinued operations	1.6	—	1.6

Net increase in cash and cash equivalents	395.0	(45.7)	349.3
Cash and cash equivalents, beginning of period	610.9	(177.3)	433.6

Cash and cash equivalents, end of period	$1,005.9	$(223.0)	$782.9

(1)	Represents the financial information of Harrah’s Entertainment.

(2)	Represents the removal of (i) the financial information of all subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely captive insurance companies, the CMBS properties and South Africa interests; and (ii) accounts at Harrah’s Entertainment parent company.

(3)	Represents the financial information of HOC.

Harrah’s Operating Company, Inc. (Predecessor)

Condensed Pro Forma Combined Statement of Cash Flows

For the Period from January 1, 2008

Through January 27, 2008

(Unaudited)

(In millions)	Harrah’s Entertainment (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	Historical HOC (3)	CMBS Transactions (4)	London Clubs Transfer (5)	HOC Restructured
Cash flows used in operating activities	$7.2	$(69.3)	$(62.1)	$(1.7)	$14.0	$(49.8)

Cash flows from investing activities
Land, buildings, riverboats and equipment additions, net of changes in construction payable	(125.6)	18.3	(107.3)	37.5	(11.1)	(80.9)
Payments for businesses acquired, net of cash acquired	0.1	(0.1)	—	—	0.1	0.1
Proceeds from other asset sales	3.1	—	3.1	(3.0)	—	0.1
Other	(1.7)	—	(1.7)	0.5	—	(1.2)

Cash flows used in investing activities	(124.1)	18.2	(105.9)	35.0	(11.0)	(81.9)

Cash flows from financing activities
Proceeds from issuance of long-term debt, net of issue costs	11,316.3	—	11,316.3	—	—	11,316.3
Deferred financing costs	—	—	—	—	—	—
Repayments under lending agreements	(11,288.8)	0.2	(11,288.6)	—	—	(11,288.6)
Early extinguishments of debt	(87.7)	—	(87.7)	—	—	(87.7)
Non-controlling interests’ distributions, net of contributions	(1.6)	—	(1.6)	—	—	(1.6)
Proceeds from exercises of stock options	2.4	(2.4)	—	—	—	—
Excess tax benefit from stock equity plans	77.5	(77.5)	—	—	—	—
Transfers (to)/from affiliates	—	112.2	112.2	10.2	10.9	133.3
Other	(0.8)	—	(0.8)	—	—	(0.8)

Cash flows provided by financing activities	17.3	32.5	49.8	10.2	10.9	70.9

Cash flows from discontinued operations
Cash flows from operating activities	0.5	—	0.5	—	—	0.5

Cash flows provided by discontinued operations	0.5	—	0.5	—	—	0.5

Net (decrease)/increase in cash and cash equivalents	(99.1)	(18.6)	(117.7)	43.5	13.9	(60.3)
Cash and cash equivalents, beginning of period	710.0	(137.2)	572.8	(132.7)	53.8	493.9

Cash and cash equivalents, end of period	$610.9	$(155.8)	$455.1	$(89.2)	$67.7	$433.6

(1)	Represents the financial information of Harrah’s Entertainment.

(2)	Represents the removal of (i) the financial information of all subsidiaries of Harrah’s Entertainment that have historically not been a component of HOC, namely, captive insurance companies and London Clubs and its subsidiaries; and (ii) accounts at Harrah’s Entertainment parent company.

(3)	Represents the financial information of HOC.

(4)	Reflects the removal of the operating results of the CMBS properties, pursuant to the CMBS Transactions in which certain properties and operations of HOC were spun-off into a separate borrowing structure and held side-by-side with HOC under Harrah’s Entertainment. The operating expenses of HOC include unallocated costs attributable to services that have been performed by HOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology. Following the Merger, many of these services continue to be provided by HOC pursuant to a shared services agreement with the CMBS properties.

(5)	Reflects the inclusion of the London Clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of HOC.

In accordance with Generally Accepted Accounting Principles, we have separated our historical financial results for the Successor period and the Predecessor period; however, we have also combined the Successor and Predecessor periods results for the nine months ended September 30, 2008, in the presentations below because we believe that it enables a meaningful presentation and comparison of results. We have recast certain amounts for prior periods to conform to our 2009 presentation. We have recast certain amounts for prior periods to conform to our 2009 presentation. Because the quarter and nine months ended September 30, 2009 income from operations includes impairment charges, the following tables also present income from operations before impairment charges to provide more meaningful comparisons of results. This presentation is not in accordance with GAAP.

The executive officers of HOC review operating results, assess performance and make decisions related to the allocation of resources on a property-by-property basis. We, therefore, believe that each property is an operating segment and that it is appropriate to aggregate and present our operations as one reportable segment. In order to provide more detail than would be possible on a consolidated basis, our properties have been grouped as follows to facilitate discussion of our operating results:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Showboat Atlantic City	Harrah’s New Orleans	Harrah’s St. Louis
Bally’s Las Vegas	Caesars Atlantic City	Harrah’s Louisiana Downs	Harrah’s North Kansas City
Imperial Palace	Bally’s Atlantic City	Horseshoe Bossier City	Harrah’s Council Bluffs
Bill’s Gamblin’ Hall & Saloon	Harrah’s Chester(1)	Grand Biloxi	Horseshoe Council Bluffs/
		Harrah’s Tunica	Bluffs Run
Horseshoe Tunica
Sheraton Tunica

Illinois/Indiana	Other Nevada	Managed/International/Other
Horseshoe Southern Indiana	Harrah’s Reno	Harrah’s Ak-Chin(2)
Harrah’s Joliet(1)	Harrah’s Lake Tahoe	Harrah’s Cherokee(2)
Harrah’s Metropolis	Harvey’s Lake Tahoe	Harrah’s Rincon(2)
Horseshoe Hammond	Bill’s Lake Tahoe	Conrad Punta del Este(1)
Casino Windsor(3)
London Clubs International(4)

(1)	Not wholly-owned by HOC

(2)	Managed, not owned.

(3)	We have a 50 percent interest in Windsor Casino Limited, which manages this property. The province of Ontario owns the complex.

(4)	Operates 11 casino clubs in the United Kingdom, 2 in Egypt and 1 in South Africa. One of the properties is managed and two others are not wholly-owned.

Overall Summary Statement of Operations Information for HOC

Quarter Results

	Successor	Successor	Percentage Increase/ (Decrease)
	Quarter Ended September 30,
(In millions)	2009	2008
Casino revenues	$1,471.9	$1,705.9	(13.7)%
Net revenues	1,759.5	2,025.5	(13.1)%
(Loss)/income from operations	(909.7)	258.8	N/M
Income from operations before impairment charges	215.0	258.8	(16.9)%
(Loss)/income from continuing operations, net of tax	(1,453.1)	(114.7)	N/M
Operating margin	(51.7)%	12.8%	(64.5	) pts
Operating margin before impairment charges	12.2%	12.8%	(0.6	) pts

Year-to-Date Results

(In millions)	Successor Nine months Ended September 30, 2009	Successor Period Jan. 28, 2008 Through September 30, 2008	Predecessor Period Jan. 1, 2008 Through Jan. 27, 2008	Combined Nine months Ended September 30, 2008	Percentage Increase/ (Decrease)
Casino revenues	$4,397.1	$4,501.1	$498.2	$4,999.3	(12.0)%
Net revenues	5,241.7	5,364.9	577.5	5,942.4	(11.8)%
(Loss)/income from operations	(494.1)	795.6	(43.2)	752.4	N/M
Income/(loss) from operations before impairment charges	630.6	795.6	(43.2)	752.4	(16.2)%
Income/(loss) from continuing operations, net of tax	733.9	(414.3)	(106.2)	(520.5)	N/M
Operating margin	(9.4)%	14.8%	(7.5)%	12.7%	(22.1	) pts
Operating margin before impairment charges	12.0%	14.8%	(7.5)%	12.7%	(0.7	) pts

N/M = Not Meaningful

Revenues for the quarter and nine months ended September 30, 2009, were impacted by the current economic environment, which has reduced customer spending, particularly in the Las Vegas and Atlantic City markets. The earnings impact of the declines in revenue in 2009 compared to the same periods in 2008 was partially offset by company-wide cost savings initiatives that began in the third quarter of 2008. Income from continuing operations, net of tax, for the nine months ended September 30, 2009, reflects pre-tax charges of $1.2 billion for impairment of goodwill and certain intangible assets, which were more than offset by second quarter 2009 gains on early extinguishments of debt totaling $3.9 billion, pre-tax. The nine months ended September 30, 2008, included expenses incurred in connection with the Merger, primarily related to the accelerated vesting of employee stock options, stock appreciation rights (“SARs”) and restricted stock, higher interest expense and losses on the early extinguishments of debt, partially offset by proceeds from the settlement of insurance claims related to hurricane damage in 2005.

Included in income from operations for each grouping are project opening costs and write-downs, reserves and recoveries. Project opening costs include costs incurred in connection with expansion and renovation projects at various properties. Write-downs, reserves and recoveries include various pretax charges to record asset impairments, contingent liability reserves, project write-offs, demolition costs, recoveries of previously recorded charges and other non-routine transactions.

Las Vegas Results

Quarter Results

(In millions)	Successor Quarter Ended September 30, 2009	Successor Quarter Ended September 30, 2008	Percentage Increase/ (Decrease)
Casino revenues	$168.3	$189.7	(11.3)%
Net revenues	295.8	355.1	(16.7)%
(Loss)/income from operations	(630.4)	66.8	N/M
Income from operations before impairment charges	41.4	66.8	(38.0)%
Operating margin	(213.1)%	18.8%	N/M
Operating margin before impairment charges	14.0%	18.8%	(4.8	) pts

Year-to-Date Results

(In millions)	Successor Nine months Ended September 30, 2009	Successor Period Jan. 28, 2008 through September 30, 2008	Predecessor Period Jan. 1, 2008 Through Jan. 27, 2008	Combined Nine Months Ended September 30, 2008	Percentage Increase/ (Decrease)
Casino revenues	$500.3	$504.0	$67.7	$571.7	(12.5)%
Net revenues	907.6	996.5	118.5	1,115.0	(18.6)%
(Loss)/income from operations	(530.2)	207.1	29.7	236.8	N/M
Income from operations before impairment charges	141.6	207.1	29.7	236.8	(40.2)%
Operating margin	(58.4)%	20.8%	25.1%	21.2%	(79.6	) pts
Operating margin before impairment charges	15.6%	20.8%	25.1%	21.2%	(5.6	) pts

For the quarter and nine months ended September 30, 2009, revenues and income from operations were lower than in the quarter and nine months ended September 30, 2008, driven by lower spend per visitor and declines in the group-travel business. While hotel occupancy remained strong, average room rates declined. Loss from operations for the quarter and nine months ended September 30, 2009, includes a total charge of $671.8 million for the impairment of goodwill for certain Las Vegas properties.

An expansion and renovation of Caesars Palace Las Vegas was completed on the new Octavius Tower, a new hotel tower with 110,000 square feet of additional meeting and convention space, three 10,000-square-foot, luxury villa suites and an expanded pool and garden area. We have deferred completion of approximately 660 rooms, including 75 luxury suites, within the hotel tower expansion as a result of current economic conditions impacting the Las Vegas tourism sector. The estimated total capital expenditures for the project, excluding the costs to complete the deferred rooms, are expected to be $685.4 million, $628.9 million of which had been spent as of September 30, 2009. The convention center is now open, and the remainder of the expansion project, other than the deferred rooms, was completed during the third quarter of 2009.

Atlantic City Results

Quarter Results

(In millions)	Successor Quarter Ended September 30, 2009	Successor Quarter Ended September 30, 2008	Percentage Increase/ (Decrease)
Casino revenues	$387.1	$484.0	(20.0)%
Net revenues	415.4	495.1	(16.1)%
(Loss)/income from operations before impairment charges	(125.3)	88.1	N/M
Income from operations before impairment charges	53.3	88.1	(39.5)%
Operating margin	(30.2)%	17.8%	(48.0	) pts
Operating margin before impairment charges	12.8%	17.8%	(5.0	) pts

Year-to-Date Results

(In millions)	Successor Nine months Ended September 30, 2009	Successor Period Jan. 28, 2008 through September 30, 2008	Predecessor Period Jan. 1, 2008 Through Jan. 27, 2008	Combined Nine Months Ended September 30, 2008	Percentage Increase/ (Decrease)
Casino revenues	$1,111.7	$1,262.7	$128.7	$1,391.4	(20.1)%
Net revenues	1,176.0	1,276.0	125.8	1,401.8	(16.1)%
(Loss)/income from operations	(51.3)	184.5	8.0	192.5	N/M
Income from operations before impairment charges	127.3	184.5	8.0	192.5	(33.9)%
Operating margin	(4.4)%	14.5%	6.4%	13.7%	(18.1	) pts
Operating margin before impairment charges	10.8%	14.5%	6.4%	13.7%	(2.9	) pts

Revenues and income from operations for the quarter and nine months ended September 30, 2009, were lower than in the quarter and nine months ended September 30, 2008, due to reduced visitation and spend per trip. The Atlantic City market continues to be affected by competition from three slot facilities in eastern Pennsylvania and one in Yonkers, New York and the current weak economic environment. Included in loss from operations in the third quarter 2009 is a $178.6 million charge recorded in the quarter for impairment of goodwill of certain of the Atlantic City properties.

Louisiana/Mississippi Results

Quarter Results

(In millions)	Successor Quarter Ended September 30, 2009	Successor Quarter Ended September 30, 2008	Percentage Increase/ (Decrease)
Casino revenues	$283.7	$344.3	(17.6)%
Net revenues	310.4	368.2	(15.7)%
Income from operations	39.4	49.2	(19.9)%
Income from operations before impairment charges	45.4	49.2	(7.7)%
Operating margin	12.7%	13.4%	(0.7	) pts
Operating margin before impairment charges	14.6%	13.4%	1.2	pts

Year-to-Date Results

(In millions)	Successor Nine months Ended September 30, 2009	Successor Period Jan. 28, 2008 through September 30, 2008	Predecessor Period Jan. 1, 2008 Through Jan. 27, 2008	Combined Nine Months Ended September 30, 2008	Percentage Increase/ (Decrease)
Casino revenues	$878.2	$946.3	$99.0	$1,045.3	(16.0)%
Net revenues	959.8	1,010.8	106.1	1,116.9	(14.1)%
Income from operations	150.8	327.9	10.1	338.0	(55.4)%
Income from operations before impairment charges	156.8	327.9	10.1	338.0	(53.6)%
Operating margin	15.7%	32.4%	9.5%	30.3%	(14.6	) pts
Operating margin before impairment charges	16.3%	32.4%	9.5%	30.3%	(14.0	) pts

Revenues for the quarter and nine months ended September 30, 2009, from our properties in Louisiana and Mississippi were lower compared to the same periods in 2008 driven by lower visitation due to the current economic environment. Included in income from operations in the third quarter 2009 is a $6.0 million charge recorded in the quarter for impairment of goodwill of certain of the properties within the Louisiana/Mississippi region.

Income from operations for the nine months ended September 30, 2008, included insurance proceeds of $185.4 million from the final settlement of claims related to the 2005 hurricanes. The proceeds are included in Write-downs, reserves and recoveries in our 2008 Consolidated Condensed Statement of Operations. Excluding the insurance proceeds in 2008 from the year-over-year comparison, operating margin for the Louisiana/Mississippi group of properties improved 2.6 percentage points as a result of cost savings initiatives.

Construction began in third quarter 2007 on Margaritaville Casino & Resort in Biloxi. We have halted construction on this project, and will continue to review and refine the project in light of the current economic environment, market conditions on the Gulf Coast and the current financing environment. We license the Margaritaville name from an entity affiliated with the singer/songwriter Jimmy Buffett. As of September 30, 2009, $178.8 million had been spent on this project.

Iowa/Missouri Results

Quarter Results

(In millions)	Successor Quarter Ended September 30, 2009	Successor Quarter Ended September 30, 2008	Percentage Increase/ (Decrease)
Casino revenues	$179.8	$184.9	(2.8)%
Net revenues	192.9	198.0	(2.6)%
Income from operations	48.5	41.8	16.0%
Operating margin	25.1%	21.1%	4.0	pts

Year-to-Date Results

(In millions)	Successor Nine months Ended September 30, 2009	Successor Period Jan. 28, 2008 through September 30, 2008	Predecessor Period Jan. 1, 2008 Through Jan. 27, 2008	Combined Nine Months Ended September 30, 2008	Percentage Increase/ (Decrease)
Casino revenues	$539.8	$503.9	$52.5	$556.4	(3.0)%
Net revenues	577.1	537.3	55.8	593.1	(2.7)%
Income from operations	146.1	112.8	7.7	120.5	21.2%
Operating margin	25.3%	21.0%	13.8%	20.3%	5.0	pts

Revenues for the quarter and nine months ended September 30, 2009 at our Iowa and Missouri properties were slightly lower compared to the same periods last year, but income from operations was higher than in the prior year periods due to cost savings initiatives across all properties within the region.

Illinois/Indiana Results

Quarter Results

(In millions)	Successor Quarter Ended September 30, 2009	Successor Quarter Ended September 30, 2008	Percentage Increase/ (Decrease)
Casino revenues	$288.2	$299.9	(3.9)%
Net revenues	284.7	301.9	(5.7)%
(Loss)/income from operations	(153.3)	21.5	N/M
Income from operations before impairment charges	27.4	21.5	27.4%
Operating margin	(53.8)%	7.1%	N/M
Operating margin before impairment charges	9.6%	7.1%	2.5	pts

Year-to-Date Results

(In millions)	Successor Nine months Ended September 30, 2009	Successor Period Jan. 28, 2008 through September 30, 2008	Predecessor Period Jan. 1, 2008 Through Jan. 27, 2008	Combined Nine Months Ended September 30, 2008	Percentage Increase/ (Decrease)
Casino revenues	$908.6	$810.1	$86.9	$897.0	1.3%
Net revenues	901.1	804.5	85.5	890.0	1.2%
(Loss)/income from operations	(65.3)	91.3	8.7	100.0	N/M
Income from operations before impairment charges	115.4	91.3	8.7	100.0	15.4%
Operating margin	(7.2)%	11.3%	10.2%	11.2%	N/M
Operating margin before impairment charges	12.8%	11.3%	10.2%	11.2%	1.6	pts

Revenues were lower for the quarter ended September 30, 2009 due to reduced visitation. For the nine months ended September 30, 2009, revenue results were slightly higher driven by the renovation and expansion at Horseshoe Hammond that opened in August 2008. Cost savings initiatives at properties in the region also contributed to the increase in income from operations for both the quarter and year-to-date periods in 2009. Loss from operations compared unfavorably in the third quarter 2009 versus the prior year period as a result of a $180.7 million charge recorded in the 2009 quarter for impairments of goodwill and non-amortizing intangibles of certain of the Illinois / Indiana region properties.

Other Nevada Results

Quarter Results

(In millions)	Successor Quarter Ended September 30, 2009	Successor Quarter Ended September 30, 2008	Percentage Increase/ (Decrease)
Casino revenues	$79.0	$98.7	(20.0)%
Net revenues	104.7	127.5	(17.9)%
Income from operations	23.1	27.4	(15.7)%
Operating margin	22.1%	21.5%	0.6	pts

Year-to-Date Results

(In millions)	Successor Nine months Ended September 30, 2009	Successor Period Jan. 28, 2008 through September 30, 2008	Predecessor Period Jan. 1, 2008 Through Jan. 27, 2008	Combined Nine Months Ended September 30, 2008	Percentage Increase/ (Decrease)
Casino revenues	$198.2	$232.6	$19.5	$252.1	(21.4)%
Net revenues	261.6	299.8	26.8	326.6	(19.9)%
Income from operations	29.8	40.5	(1.9)	38.6	(22.8)%
Operating margin	11.4%	13.5%	(7.1)%	11.8%	(0.4	) pts

For the quarter and nine months ended September 30, 2009, revenues from our Nevada properties outside of Las Vegas were lower than in the respective 2008 period due to lower customer spend per trip. In the third quarter 2009, the impact of lower revenues on income from operations was partially offset by cost savings initiatives implemented at the properties. Despite decreased revenues and income from operations in the first nine months of 2009 when compared to the same period of 2008, operating margin remained stable due to cost savings initiatives.

Managed/International/Other

Quarter Results

(In millions)	Successor Quarter Ended September 30, 2009	Successor Quarter Ended September 30, 2008	Percentage Increase/ (Decrease)
Revenues
Managed	$14.8	$16.6	(10.8)%
International	97.1	116.6	(16.7)%
Other	43.7	46.5	(6.0)%

Total revenues	$155.6	$179.7	(13.4)%

Income/(loss) from operations
Managed	$5.8	$7.5	(22.7)%
International	(43.0)	(4.0)	N/M
Other	(51.9)	(17.3)	N/M

Total loss from operations	$(89.1)	$(13.8)	N/M

Year-to-Date Results

(In millions)	Successor Period Nine Months Ended September 30, 2009	Successor Period Jan. 28, 2008 through September 30, 2008	Predecessor Period Jan. 1, 2008 through Jan. 27, 2008	Combined Nine Months Ended September 30, 2008	Percentage Increase/ (Decrease)
Revenues
Managed	$43.2	$45.8	$5.0	$50.8	(15.0)%
International	295.1	281.2	45.9	327.1	(9.8)%
Other	120.2	113.0	8.1	121.1	(0.7)%

Total revenues	$458.5	$440.0	$59.0	$499.0	(8.1)%

Income/(loss) from operations
Managed	$14.6	$18.3	$4.0	$22.3	(34.5)%
International	(39.3)	(63.5)	0.5	(63.0)	37.6%
Other	(92.7)	(8.7)	(10.6)	(19.3)	N/M

Total loss from operations	$(117.4)	$(53.9)	$(6.1)	$(60.0)	(95.7)%

N/M = Not Meaningful

Managed, international and other results include income from our managed properties, results of our international properties, certain marketing and administrative expenses, including development costs, income from our non-consolidated affiliates, and our businesses related to the World Series of Poker® (“WSOP”) brand. The decline in revenues for the quarter and nine months ended September 30, 2009, reflected the impact of the current economic environment on our managed and international properties. For the quarter and nine months ended September 30, 2009, (Loss)/income from operations in our international businesses improved due to cost savings initiatives at our London Clubs properties.

Other losses from operations for the quarter and nine months ended September 30, 2009, were unfavorably impacted by charges for the impairment of certain tangible and intangible assets. For the quarter and nine months ended September 30, 2009, impairment charges of goodwill and other non-amortizing intangible assets totaled $87.5 million and $129.5 million, respectively. An impairment charge was recorded on tangible assets which totaled approximately $35.8 million, which was partially offset by reversal litigation accruals of approximately $30 million.

Other Factors Affecting Net Income

Quarter Results

(In millions) Expense/(income)	Successor Quarter Ended September 30, 2009	Successor Quarter Ended September 30, 2008	Percentage Increase/ (Decrease)
Corporate expense	$22.6	$18.3	23.5%
Merger and integration costs	—	1.0	(100.0)%
Amortization of intangible assets	29.3	26.6	10.2%
Interest expense, net	399.5	434.5	(8.1)%
Losses/(gains) on early extinguishments of debt	1.5	(7.4)	N/M
Other income	(3.8)	(4.0)	(5.0)%
Provision/(benefit) for income taxes	146.2	(49.6)	N/M
Income attributable to non-controlling interests	1.9	5.7	(66.7)%
Loss/(income) from discontinued operations, net of income taxes	0.1	(0.7)	N/M

N/M = Not Meaningful

Year-to-Date Results

(In millions) Expense/(income)	Successor Nine months Ended September 30, 2009	Successor Period Jan. 28, 2008 through September 30, 2008	Predecessor Period Jan. 1, 2008 Through Jan. 27, 2008	Combined Nine Months Ended September 30, 2008	Percentage Increase/ (Decrease)
Corporate expense	$56.3	$88.5	$(26.2)	$62.3	(9.6)%
Merger and integration costs	0.3	23.1	125.6	148.7	(99.8)%
Amortization of intangible assets	87.0	79.4	5.5	84.9	2.5%
Interest expense, net	1,245.0	1,208.2	89.7	1,297.9	(4.1)%
(Gains)/losses on early extinguishments of debt	(3,931.4)	203.9	—	203.9	N/M
Other income	(22.4)	(15.5)	(5.1)	(20.6)	(8.7)%
Provision/(benefit) for income taxes	1,480.8	(186.7)	(21.6)	(208.3)	N/M
Income attributable to non-controlling interests	11.7	1.6	1.4	3.0	N/M
Loss/(income) from discontinued operations, net of income taxes	0.3	(88.4)	(0.1)	(88.5)	N/M

N/M = Not Meaningful

Corporate expense decreased during the nine months ended September 30, 2009 from the same period in the prior year due to the continued realization of cost savings initiatives that began in the third quarter of 2008.

Merger and integration costs in 2008 include costs in connection with the Merger, including the expense related to the accelerated vesting of employee stock options, SARs and restricted stock.

Amortization of intangible assets was slightly higher in the quarter and nine months ended September 30, 2009 when compared to the same periods in 2008 due to finalization of the purchase price allocation in connection with the Merger. Until the finalization of the purchase price allocation in the fourth quarter of 2008, amortization was estimated based on a preliminary purchase price allocation.

We completed debt exchanges in December 2008 and April 2009, and have purchased debt on the open market throughout 2009, the combination of which has reduced our overall outstanding indebtedness as of September 30, 2009 when compared to September 30, 2008. This reduced indebtedness has in turn reduced our interest expense for the quarters ended September 30, 2009 and 2008, the nine months ended September 30, 2009, when compared to the period from January 28, 2008 through September 30, 2009 and the period from January 1, 2008 through January 27, 2008. Interest expense for the nine months ended September 30, 2008 included losses resulting from changes in the fair value of our interest rate swap agreements prior to their designation as hedging instruments.

A change in interest rates on variable-rate debt will impact our financial results. For example, assuming a constant outstanding balance for our variable-rate debt, excluding $6.5 billion of variable-rate debt for which we have entered into interest rate swap agreements, for the next twelve months, a hypothetical 1% increase in corresponding interest rates would increase interest expense for the next twelve months by approximately $0.8 million, or $0.2 million per quarter. At September 30, 2009, the 3-Month USD LIBOR rate was 0.298%. A hypothetical reduction of this rate to 0% would reduce interest expense for the next twelve months by approximately$3.1 million, or $0.8 million per quarter. At September 30, 2009, our variable-rate debt, excluding $6.5 billion of variable-rate debt for which we have entered into interest rate swap agreements, represents approximately 1.2% of our total debt, while our fixed-rate debt is approximately 98.8% of our total debt.

Losses on early extinguishments of debt for the quarter ended September 30, 2009 represent write-off of unamortized discounts related to our purchases of certain of our debt in the open market. Gains on early extinguishments of debt for the first nine months of 2009 represent discounts related to our exchange of certain outstanding debt for new debt in the first half of 2009 and purchases of debt in the open market during the first nine months of 2009. Losses on early extinguishments of debt in 2008 represented premiums paid and the write-offs of unamortized deferred financing costs and market value premiums related to debt retired in connection with the Merger.

Other income includes higher interest income on the cash surrender value of life insurance policies in the quarter and nine months ended September 30, 2009. Other income in the nine months ended September 30, 2008, included receipt of insurance proceeds related to executive life insurance policies related to the Company’s deferred compensation plan.

The effective tax provision rate for the quarter and nine months ended September 30, 2009, is higher than the federal statutory rate due primarily to permanent book/tax differences, state income taxes and the non-deductibility of the goodwill impairment charge. The effective tax benefit rate for the quarter and nine months ended September 30, 2008, was lower than the federal statutory rate due primarily to non-deductible merger costs, permanent book/tax differences, international income taxes, and state income taxes.

Income attributable to non-controlling interests reflects minority owners’ shares of income from our majority-owned subsidiaries.

Discontinued operations in the nine months ended September 30, 2008, reflected insurance proceeds received of $87.3 million, after taxes, representing a portion of the final settlement of claims resulting from hurricane damages to our Gulf Coast properties in Mississippi in 2005, one of which was subsequently sold by the Company.

COST SAVINGS INITIATIVES

In light of the economic downturn and adverse conditions in the travel and leisure industry generally, we have undertaken a comprehensive cost reduction effort to right-size expenses with business levels. Beginning in August 2008, the program includes organizational restructurings at our corporate and property operations, reduction of travel and entertainment expenses, rationalization of our corporate wide marketing expenses, and headcount reductions at property operations and corporate offices. To date, Harrah’s Entertainment has identified $555.0 million in estimated cost savings from these initiatives, of which approximately $368.3 million has been realized in the trailing twelve months (TTM) ending September 30, 2009. In accordance with our shared services agreement with Harrah’s Entertainment, $399.6 million of these estimated cost savings and $265.2 million of the TTM realized cost savings have been allocated to Harrah’s Operating Company, Inc. Harrah’s Entertainment expects to implement most of the program directives and achieve approximately $517.0 million in annual savings (of which approximately $372.0 million is Harrah’s Operating Company, Inc. proportionate share), on a run-rate basis, by the end of 2009.

CAPITAL SPENDING AND DEVELOPMENT

In addition to the development and expansion projects discussed in the OPERATING RESULTS AND DEVELOPMENT PLANS section, we also perform on-going refurbishment and maintenance at our casino entertainment facilities to maintain our quality standards, and we continue to pursue development and acquisition opportunities for additional casino entertainment facilities that meet our strategic and return on investment criteria. Prior to the receipt of necessary regulatory approvals, the costs of pursuing development projects are expensed as incurred. Construction-related costs incurred after the receipt of necessary approvals are capitalized and depreciated over the estimated useful life of the resulting asset. Project opening costs are expensed as incurred.

Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in our debt agreements. Cash needed to finance projects currently under development as well as additional projects being pursued is expected to be made available from operating cash flows, established debt programs (see DEBT AND LIQUIDITY), joint venture partners, specific project financing, guarantees of third-party debt and additional debt offerings. Our capital spending for the first nine months of 2009 totaled approximately $389.6 million. Estimated total capital expenditures for 2009 are expected to be between $425 million and $490 million.

DEBT AND LIQUIDITY

Our Condensed Combined Statement of Cash Flows and Condensed Pro Forma Combined Statement of Cash Flows reflect the impact on our consolidated operations of the success of our marketing programs and on-going cost containment focus and, in 2009, the impact of current economic conditions. For the first nine months of 2009, we reported cash flows provided by operating activities of $48.9 million compared to $502.4 million for the period from January 28, 2008 through September 30, 2008, and cash flows used in operating activities of $49.8 million for the period from January 1, 2008 through January 27, 2008.

Our cash and cash equivalents totaled approximately $447.4 million at December 31, 2008.

We believe that our cash and cash equivalents balance, our cash flows from operations and the financing sources discussed herein, will be sufficient to meet our expected operating requirements during the next twelve months and to fund capital expenditures. In addition, we may consider issuing additional debt in the future to refinance existing debt or to finance specific capital projects.

The following table presents our debt as of September 30, 2009 and December 31, 2008:

Detail of Debt (dollars in millions)	Maturity	Rate(s) at September 30, 2009	Balance at September 30, 2009	Balance at December 31, 2008
Credit Facilities and Secured Debt
Term Loans	2015	3.5%-3.6%	$5,840.1	$7,195.6
Revolving Credit Facility	2014	3.25%-3.5%	804.9	533.0
Senior Secured notes	2017	11.25%	2,044.3	—
Second-Priority Senior Secured Notes	2018	10.0%	1,943.6	542.7
Second-Priority Senior Secured Notes	2015	10.0%	149.3	144.0
6.0% Secured debt	2010	6.0%	25.0	25.0
Chester Downs term loan	2016	12.375%	216.8	—
Other, various maturities	Varied	4.375%-5.75%	2.0	1.1
Subsidiary-guaranteed debt
Senior Notes, including senior interim loans	2016	10.75%	478.6	4,542.7
Senior PIK Toggle Notes, including senior interim loans	2018	10.75%	9.4	1,150.0
Unsecured Senior Debt
7.5%	2009	7.5%	—	6.0
5.5%	2010	5.5%	219.7	321.5
8.0%	2011	8.0%	30.9	47.4
5.375%	2013	5.375%	94.1	200.6
7.0%	2013	7.0%	0.7	0.7
5.625%	2015	5.625%	550.2	578.1
6.5%	2016	6.5%	396.2	436.7
5.75%	2017	5.75%	339.2	372.7
Floating Rate Contingent Convertible Senior Notes	2024	0.5%	0.2	0.2
Unsecured Senior Subordinated Notes
7.875%	2010	7.875%	159.6	287.0
8.125%	2011	8.125%	15.2	216.8
Other Unsecured Borrowings
5.3% special improvement district bonds	2035	5.3%	68.4	69.7
Other, various maturities	Varied	Varied	18.2	24.7
Capitalized Lease Obligations
6.42%-9.8%	to 2011	6.42%-9.8%	11.2	12.3

Total debt, net of unamortized discounts of $3,123.9 and premiums of $0.1			13,417.8	16,708.5
Current portion of long-term debt			(48.8)	(85.4)

Long-term debt			$13,369.0	$16,623.1

At September 30, 2009, $162.0 million, face amount, of our 7.875% Senior Subordinated Notes due March 15, 2010, $228.6 million, face amount, of our 5.5% Senior Notes due July 1, 2010, and $25.0 million, face value, of our 6.0% Senior Debt due July 15, 2010, are classified as long-term in our Consolidated Condensed Balance Sheet because the Company currently has both the intent and the ability to refinance these notes under our revolving credit facility.

The majority of our debt is due after 2010. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows and from borrowings under our established debt programs. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, joint venture partners or, if necessary, additional debt offerings.

Exchange Offers and Open Market Repurchases

From time to time, we may retire portions of our outstanding debt in open market purchases, privately negotiated transactions or otherwise. These repurchases will be funded through available cash from operations and from our established debt programs. Such repurchases are dependent on prevailing market conditions, the Company’s liquidity requirements, contractual restrictions and other factors.

As previously disclosed, on April 15, 2009, HOC completed private exchange offers to exchange approximately $3.6 billion aggregate principal amount of new 10.0% Second-Priority Senior Secured Notes due 2018 for approximately $5.4 billion principal amount of its outstanding debt due between 2010 and 2018. The new notes are guaranteed by Harrah’s Entertainment and are secured on a second-priority lien basis by substantially all of HOC’s and its subsidiaries’ assets that secure the senior secured credit facilities. In addition to the exchange offers, a subsidiary of Harrah’s Entertainment paid approximately $97 million to purchase for cash certain notes of HOC with an aggregate principal amount of approximately $523 million maturing between 2015 and 2017. The notes purchased pursuant to this tender offer will remain outstanding for HOC but will reduce Harrah’s Entertainment’s outstanding debt on a consolidated basis. Additionally, HOC paid approximately $4.8 million in cash to purchase notes of approximately $24 million aggregate principal amount from retail holders that were not eligible to participate in the exchange offers.

As a result of the exchange and tender offers, we recorded a pretax gain in the second quarter of 2009 of approximately $3.8 billion arising from this early extinguishment of debt. As a result of the receipt of the requisite consent of lenders having loans made under the Senior Unsecured Interim Loan Agreement (“Interim Loan Agreement”) representing more than 50% of the sum of all loans outstanding under the Interim Loan Agreement, waivers or amendments of certain provisions of the Interim Loan Agreement to permit HOC, from time to time, to buy back loans at prices below par from specific lenders in the form of voluntary prepayments of the loans by HOC on a non-pro rata basis are now operative. Included in the exchanged debt discussed above are approximately $297 million of 10.0% Second-Priority Senior Secured Notes that were exchanged for approximately $442 million principal amount of loans surrendered in the exchange offer for loans outstanding under the Interim Loan Agreement. As a result of these transactions, all loans outstanding under the Interim Loan Agreement have been retired.

The table below summarizes the open market purchase activity and exchange offers for the quarter and nine months ended September 30, 2009:

(In millions)	Quarter ended September 30, 2009	Nine months ended September 30, 2009
Face value of HOC Open Market Purchases:
5.50% due 7/01/2010	$11.0	$31.0
7.875% due 3/15/2010	75.9	92.9
8.00% due 02/01/2011	0.1	18.1
8.125% due 05/15/2011	121.3	174.0
5.375% due 12/15/2013	—	87.2
10.75% due 1/28/2016	—	265.0

Total Face Value of open market purchases	208.3	668.2
Cash paid for open market purchases	200.1	462.6

Net cash gain on purchases	8.2	205.6
Write-off of unamortized discounts and debt fees	(9.7)	(47.6)
Pre-tax gain on debt exchanges	—	3,773.4

Aggregate (losses)/gains on early extinguishments of debt	$(1.5)	$3,931.4

Under the American Recovery and Reinvestment Act of 2009 (“the Act”), the Company will receive temporary tax relief under the Delayed Recognition of Cancellation of Debt Income (“CODI”) rules. The Act contains a provision that allows for a five-year deferral for tax purposes of CODI for debt reacquired in 2009, followed by recognition of CODI ratably over the succeeding five years. The provision applies for specified types of repurchases including the acquisition of a debt instrument for cash and the exchange of one debt instrument for another.

Note Offering and Credit Facility Amendment

On June 3, 2009, HOC entered into an amendment and waiver to its credit agreement to, among other things: (i) allow for one or more future issuances of additional secured notes or loans which may include, in each case, indebtedness secured on a pari passu basis with the obligations under its senior secured credit facilities, so long as, in each case, among other things, an agreed amount of the net cash proceeds from any such issuance are used to prepay term loans and revolving loans under such senior secured credit facilities at par; (ii) exclude from the maintenance covenant under its senior secured credit facilities (a) notes secured with a first priority lien on the assets of HOC and its subsidiaries that secure the senior secured credit facilities that collectively result in up to $2 billion of net proceeds (provided that the aggregate face amount of all such notes shall not collectively exceed $2.2 billion) and

(b) up to $250 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly owned subsidiaries; (iii) subject to specified procedures, allow HOC to buyback loans from individual lenders at negotiated prices, which may be less than par and (iv) subject to the requirement to make such offers on a pro rata basis to all lenders, allow HOC to agree with certain lenders to extend the maturity of their term loans or revolving commitments, and for HOC to pay increased interest rates or otherwise modify the terms of their loans or revolving commitments in connection with such an extension

During June 2009, HOC issued $1.375 billion principal amount of 11.25% senior secured notes due 2017 (“Original First Lien Notes”). On September 11, 2009, HOC issued an additional $720 million principal amount of 11.25% senior secured notes due 2017 (“Additional First Lien Notes”). Both the Original First Lien Notes and the Additional First Lien Notes are secured with a first priority lien on the assets of HOC and the subsidiaries that secure the senior secured credit facilities. HOC used the net proceeds from the September 2009 private offering to repay a portion of its existing term loan and debt under the revolving credit facility under HOC’s senior secured credit facilities, of which approximately $0.1 billion was used to permanently reduce commitments under the revolving credit facility and approximately $0.5 billion was used to reduce amounts due on the term loan during the third quarter 2009; remaining amounts were used to temporarily reduce amounts under the revolving credit facility.

Credit Agreement and Incremental Facility Amendment

As of September 30, 2009, our senior secured credit facilities (the “Credit Facilities”) provide for senior secured financing of up to $7.47 billion, consisting of (i) senior secured term loan facilities in an aggregate principal amount of up to $5.84 billion maturing on January 28, 2015 and (ii) a senior secured revolving credit facility in an aggregate principal amount of $ 1.63 billion, maturing January 28, 2014, including both a letter of credit sub-facility and a swingline loan sub-facility. The credit facilities require scheduled quarterly payments on the term loans of $5 million, with the balance paid at maturity. During the third quarter of 2009, the term loan was reduced by approximately $0.5 billion and the revolving credit facility was permanently reduced by approximately $0.1 billion as a result of debt retirements; remaining amounts were used to temporarily reduce amounts under the revolving credit facility. A total of $6.6 billion in borrowings were outstanding under the Credit Facilities as of September 30, 2009, with an additional $162.2 million committed to letters of credit that were issued under the Credit Facilities. After consideration of these borrowings and letters of credit, $663 million of additional borrowing capacity was available to the Company under the Credit Facilities as of September 30, 2009.

The Credit Facilities also allow us to request one or more incremental term loan facilities and/or increase commitments under our revolving facility in an aggregate amount of up to $1.75 billion. On September 26, 2009, HOC entered into an amendment to its senior secured credit facilities to allow for $1.0 billion (of the $1.75 billion available) of incremental term loans under the Credit Facilities (“Incremental Facility Amendment”). On October 15, 2009, HOC borrowed the $1 billion available under the Incremental Facility Amendment, with the net proceeds used to temporarily repay most of our revolving debt under the Credit Facility. The additional $1.0 billion borrowed under the Incremental Facility Amendment matures on October 31, 2016 and bears interest at LIBOR plus 750 basis points, subject to a 200 basis point LIBOR floor.

Borrowings under the Credit Facilities bear interest at a rate equal to the then-current LIBOR rate or at a rate equal to the alternate base rate, in each case plus an applicable margin. In addition, on a quarterly basis, we are required to pay each lender (i) a commitment fee in respect of any unused commitments under the revolving credit facility and (ii) a letter of credit fee in respect of the aggregate face amount of outstanding letters of credit under the revolving credit facility. As of September 30, 2009, the Credit Facilities bore interest at LIBOR plus 300 basis points for the term loans and a portion of the revolver loan and at the alternate base rate plus 200 basis points for the remainder of the revolver loan and bore a commitment fee for unborrowed amounts of 50 basis points.

Certain covenants contained in HOC’s credit agreement require the maintenance of a senior first priority secured debt to last twelve months (LTM) Adjusted EBITDA (“Earnings Before Interest, Taxes, Depreciation and Amortization”), as defined in the agreements, ratio (“Senior Secured Leverage Ratio”). The amendment and waiver to our credit agreement excludes from the Senior Secured Leverage Ratio (a) the $1.375 billion Original First Lien Notes issued June 15, 2009 and the $720 million Additional First Lien Notes issued on September 11, 2009 and (b) up to $250 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly owned subsidiaries. Certain covenants contained in HOC’s credit agreement governing its senior secured credit facilities, the indenture and other agreements governing HOC’s 10.0% Second-Priority Senior Secured Notes due 2015 and 2018, Original First Lien Notes and Additional First Lien Notes restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges, senior secured debt to LTM Adjusted EBITDA and consolidated debt to LTM Adjusted EBITDA ratios. The covenants that restrict additional indebtedness and the ability to make future acquisitions require an LTM Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.0:1.0. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

We believe we are in compliance with HOC’s credit agreement and indentures, including the Senior Secured Leverage Ratio, as of September 30, 2009. If our LTM Adjusted EBITDA were to decline significantly from the level achieved at September 30, 2009, it could cause us to exceed the Senior Secured Leverage Ratio and could be an Event of Default under HOC’s credit agreement. However, we could implement certain actions in an effort to minimize the possibility of a breach of the Senior Secured Leverage Ratio, including reducing payroll and other operating costs, deferring or eliminating certain maintenance, delaying or deferring capital expenditures, or selling assets. In addition, under certain circumstances, our credit agreement allows us to apply the cash contributions received by HOC as a capital contribution to cure covenant breaches. However, there is no guarantee that such contributions will be able to be secured.

Other Financing Transactions

In August 2009, Chester Downs and Marina LLC (“Chester Downs”), a majority-owned subsidiary of HOC, entered into an agreement to borrow under a senior secured term loan in the amount of $230 million and borrowed such amount, net of original issue discount. The proceeds of the term loan were used to pay off intercompany debt due to HOC and to repurchase equity interests from certain minority partners of Chester Downs. HOC currently owns 95.0% of Chester Downs.

Derivative Instruments

We account for derivative instruments in accordance with ASC 815, (formerly SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,”) and all amendments thereto. ASC 815 requires that all derivative instruments be recognized in the financial statements at fair value. Any changes in fair value are recorded in the statements of operations or in other comprehensive income/(loss), depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of our derivative instruments are based on market prices obtained from dealer quotes. Such quotes represent the estimated amounts we would receive or pay to terminate the contracts.

Our derivative instruments contain a credit risk that the counterparties may be unable to meet the terms of the agreements. We minimize that risk by evaluating the creditworthiness of our counterparties, which are limited to major banks and financial institutions. Our derivatives are recorded at their fair values, adjusted for the credit rating of the counterparty, if the derivative is an asset, or the Company, if the derivative is a liability.

We use interest rate swaps to manage the mix of our debt between fixed and variable rate instruments. As of September 30, 2009, we have 10 interest rate swap agreements for notional amounts totaling $6.5 billion. The difference to be paid or received under the terms of the interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received pursuant to the terms of the interest rate swap agreements will have a corresponding effect on future cash flows. The major terms of the interest rate swap agreements are as follows.

Effective Date	Notional Amount	Fixed Rate Paid	Variable Rate Received as of September 30, 2009	Next Reset Date	Maturity Date
	(In millions)
April 25, 2007	$200	4.898%	0.504%	October 26, 2009	April 25, 2011
April 25, 2007	200	4.896%	0.504%	October 26, 2009	April 25, 2011
April 25, 2007	200	4.925%	0.504%	October 26, 2009	April 25, 2011
April 25, 2007	200	4.917%	0.504%	October 26, 2009	April 25, 2011
April 25, 2007	200	4.907%	0.504%	October 26, 2009	April 25, 2011
September 26, 2007	250	4.809%	0.504%	October 26, 2009	April 25, 2011
September 26, 2007	250	4.775%	0.504%	October 26, 2009	April 25, 2011
April 25, 2008	2,000	4.276%	0.504%	October 26, 2009	April 25, 2013
April 25, 2008	2,000	4.263%	0.504%	October 26, 2009	April 25, 2013
April 25, 2008	1,000	4.172%	0.504%	October 26, 2009	April 25, 2012

Until February 15, 2008, our interest rate swap agreements were not designated as hedging instruments; therefore, gains or losses resulting from changes in the fair value of the swaps were recognized in earnings in the period of the change. On February 15, 2008, eight of our interest rate swap agreements for notional amounts totaling $3.5 billion were designated as cash flow hedging instruments and on April 1, 2008, the remaining swap agreements were designated as cash flow hedging instruments. At September 30, 2009, we removed the cash flow hedge designation for the $1.0 billion swap, thus reducing the total notional amount on interest rate swaps designated as cash flow hedging instruments to $5.5 billion. Upon designation as cash flow hedging instruments, only any measured ineffectiveness is recognized in earnings in the period of change. There was no measured ineffectiveness recognized in earnings for the third quarter 2008 and nine months ended September 30, 2009, compared with a credit of $13.9 million and a net charge of $54.6 million, respectively, for the quarter and the period from January 28, 2008 through September 30, 2008, due to changes in the fair values of swap agreements. Due to current interest rate levels, interest rates swaps increased interest expense $50.0 million and $147.6 million for the quarter and nine months ended September 30, 2009, respectively, compared to $26.6 million and $50.4 million, respectively, for the quarter ended September 30, 2008, and the period from January 28, 2008 through September 30, 2008. The variable rate did not materially change as a result of the October 26, 2009, reset.

As discussed previously, we borrowed $1 billion on October 15, 2009 under the Incremental Facility Amendment and used a majority of the net proceeds of these borrowings to pay down outstanding indebtedness under our Credit Facilities. As a result, we no longer have a sufficient amount of outstanding debt under the same terms as our interest rate swap agreements discussed above to support hedge accounting treatment for the full $6.5 billion in interest rate swaps. Therefore, as of September 30, 2009, we have undesignated the last hedge that we entered into, being the $1 billion hedge entered into on April 25, 2008. By undesignating this hedge, we will no longer account for this interest rate swap as a hedging instrument. Through September 30, 2009, we had deferred losses on this hedge contract of $22.3 million into equity, which will now be amortized into income as interest expense over the period from October 1, 2009 through April 25, 2012, the expiration date of the interest rate swap. Likewise, any future changes in fair value of the interest rate swap will be recognized in earnings during the period in which the changes in value occur.

Guarantees of Third-Party Debt and Other Obligations and Commitments

The tables below summarize, as of September 30, 2009, material additions to or changes in HOC’s contractual obligations and other commitments through their respective maturity or ending dates, which were disclosed in Exhibit 99.1 in Harrah’s Entertainment’s 2008 Annual Report on Form 10-K.

Contractual Obligations(a) (In millions)	Increase/ (Decrease)	Total
Face value of debt, including capital lease obligations	$(1,304.8)	$16,817.8
Estimated interest payments(b)	251.1	9,480.0
Operating lease obligations	170.3	2,058.7
Purchase order obligations	(8.1)	23.5
Guaranteed payments to State of Louisiana	(45.0)	89.8
Construction commitments	(298.9)	383.9
Community reinvestment	(4.7)	119.9
Entertainment obligations	(33.0)	76.5
Other contractual obligations	(25.4)	294.1

(a)

In addition to the contractual obligations disclosed in this table, we have unrecognized tax benefits that, based on uncertainties associated with the items, we are unable to make reasonably reliable estimates of the period of potential cash settlements, if any, with taxing authorities.

(b)	Estimated interest for variable rate debt is based on rates at September 30, 2009. Estimated interest includes the estimated impact of our interest rate swap agreements.

Other Commitments (In millions)	(Decrease)/ Increase	Total
Letters of credit	2.9	161.9
Minimum payments to tribes	(10.4)	31.1

The agreements pursuant to which we manage casinos on Indian lands contain provisions required by law that provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled repayments of borrowings for development costs and over the management fee earned and paid to the manager. In the event that insufficient cash flow is generated by the operations to fund this payment, we must pay the shortfall to the tribe. Subject to certain limitations as to time, such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. Our aggregate monthly commitment for the minimum guaranteed payments, pursuant to these contracts for the three managed Indian-owned facilities now open, which extend for periods of up to 50 months from September 30, 2009, is $1.2 million. Each of these casinos currently generates sufficient cash flows to cover all of its obligations, including its debt service.

DEBT COVENANT COMPLIANCE

Our credit agreement require the maintenance of a senior first priority secured debt to last twelve months (LTM) Adjusted EBITDA (“Earnings Before Interest, Taxes, Depreciation and Amortization”), as defined in the agreement, ratio (“Senior Secured Leverage Ratio”). The amendment and waiver to our credit agreement excludes from the Senior Secured Leverage Ratio (a) notes secured with a first priority lien on the assets of HOC and its subsidiaries that secure the senior secured credit facilities (including the $1.375 billion First Lien Notes issued June 15, 2009 and the $720 million Additional First Lien Notes issued on September 11, 2009) that collectively result in up to $2 billion in net proceeds (provided that the aggregate face amount of all notes shall not exceed $2.2 billion) and (b) up to $250 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly owned subsidiaries. Certain covenants contained in our credit agreement governing our senior secured credit facilities, the indenture and other agreements governing our 10.0% Second-Priority Senior Secured Notes due 2015 and 2018 restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges, senior secured debt to LTM Adjusted EBITDA and consolidated debt to LTM Adjusted EBITDA ratios. The covenants that restrict additional indebtedness and the ability to make future acquisitions require an LTM Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.0:1.0. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

We believe we are in compliance with our credit agreement and indentures, including the Senior Secured Leverage Ratio, as of September 30, 2009. If our LTM Adjusted EBITDA were to decline significantly from the level achieved at September 30, 2009, it could cause us to exceed the Senior Secured Leverage Ratio and could be an Event of Default under our credit agreement. However, we could implement certain actions in an effort to minimize the possibility of a breach of the Senior Secured Leverage Ratio, including reducing payroll and other operating costs, deferring or eliminating certain maintenance, delaying or deferring capital expenditures, or selling assets. In addition, under certain circumstances, our credit agreement allows us to apply the cash contributions received by HOC as a capital contribution to cure covenant breaches. However, there is no guarantee that such contributions will be able to be secured.

EBITDA is defined as income from continuing operations plus interest, income taxes, depreciation and amortization. EBITDA is not a recognized term under U.S. GAAP and does not purport to be an alternative to income from continuing operations as a measure of operating performance or to cash flows from operations as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Our presentation of EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Management believes EBITDA is helpful in reviewing business performance because EBITDA excludes the results of decisions that are outside the control of operating management. EBITDA can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business than U.S. GAAP results alone. Because not all companies use identical calculations, these presentations of EBITDA may not be comparable to other similarly titled measures of other companies. LTM Adjusted EBITDA is defined as EBITDA further adjusted to exclude unusual items and other adjustments required or permitted in calculating covenant compliance under the indenture and other agreements governing the 10.0% Second-Priority Senior Notes and/or our senior secured credit facilities. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting LTM Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future. Because not all companies use identical calculations, our presentation of LTM Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

The following table reconciles Income/(loss) from continuing operations, net of tax and LTM Adjusted EBITDA of HOC for the twelve months ended September 30, 2009, and takes into consideration the CMBS Transactions and the London Clubs Transfer as if they had occurred at the beginning of the period.

HARRAH’S OPERATING COMPANY, A WHOLLY OWNED SUBSIDIARY OF

HARRAH’S ENTERTAINMENT, INC.

SUPPLEMENTAL INFORMATION

RECONCILIATION OF INCOME/(LOSS) FROM CONTINUING OPERATIONS, NET OF TAX TO LTM ADJUSTED EBITDA

(UNAUDITED)

	(1)	Predecessor	Successor	(2)	Predecessor	Successor	(3)	(1)-(2)+(3) LTM
	Successor			Combined			Combined
(In millions)	Nine months Ended September 30, 2009	Jan. 1, 2008 Through Jan. 27, 2008	Jan. 28, 2008 Through September 30, 2008	Jan. 1, 2008 Through September 30, 2008	Jan. 1, 2008 Through Jan. 27, 2008 (a)	Jan. 28, 2008 Through Dec. 31, 2008 (a)	Jan. 1, 2008 Through Dec, 31, 2008
Income/(loss) from continuing operations, net of tax	$733.9	$(106.2)	$(414.3)	$(520.5)	$(106.2)	$(3,390.5)	$(3,496.7)	$(2,242.3)
Net (income)/loss attributable to non-controlling interests	(11.7)	(1.4)	(1.6)	(3.0)	(1.4)	(6.4)	(7.8)	(16.5)
Interest expense, net of interest income	1,222.6	85.7	1,193.2	1,278.9	85.7	1,675.4	1,761.1	1,704.8
Provision/(benefit) for income taxes	1,480.8	(21.6)	(186.7)	(208.3)	(21.6)	(378.5)	(400.1)	1,289.0
Depreciation and amortization	493.6	56.7	431.7	488.4	56.7	597.2	653.9	659.1

EBITDA	3,919.2	13.2	1,022.3	1,035.5	13.2	(1,502.8)	(1,489.6)	1,394.1
Project opening costs, abandoned projects and development costs (b)	2.7	0.9	27.1	28.0	0.9	30.0	30.9	5.6
Merger and integration costs	0.3	125.6	23.1	148.7	125.6	24.0	149.6	1.2
(Gain)/losses on early extinguishment of debt (c)	(3,931.4)	—	203.9	203.9	—	(742.1)	(742.1)	(4,877.4)
Net income/(loss) attributable to non-controlling interests, net of distributions (d)	(0.2)	0.8	(3.9)	(3.1)	0.8	(7.2)	(6.4)	(3.5)
Impairment of goodwill, intangible assets and investment securities	1,166.6	—	—	—	—	3,745.2	3,745.2	4,911.8
Non-cash expense for stock compensation benefits (e)	9.3	1.7	9.2	10.9	1.7	12.1	13.8	12.2
Income from insurance claims for hurricane losses (f)	—	—	(185.5)	(185.5)	—	(185.4)	(185.4)	0.1
Other non-recurring or non-cash items (g)	66.9	0.8	83.7	84.5	0.8	130.1	130.9	113.3
Pro forma adjustment for yet-to-be realized cost savings (h)								134.4

LTM Adjusted EBITDA								$1,691.8

(a)	Includes operating results of South Africa.

(b)	Represents (i) project opening costs incurred in connection with expansion and renovation projects at various properties; (ii) write-off of abandoned development projects; and (iii) non-recurring strategic planning and restructuring costs.

(c)	Represents (i) the difference between the net book value and cash paid for notes exchanged and retired for cash; (ii) the difference between the net book value of the old notes and the fair market value of new notes issued; and (iii) the write-off of historical unamortized deferred financing costs and unamortized market value premiums/discounts.

(d)	Represents minority owners’ share of income from our majority-owned subsidiaries, net of cash distributions to minority owners.

(e)	Represents non-cash compensation expense related to stock options.

(f)	Represents non-recurring insurance recoveries related to Hurricane Katrina.

(g)	Represents the elimination of other non-recurring and non-cash items such as litigation awards and settlements, severance and relocation costs, excess gaming taxes, gains and losses from disposal of assets, income on interests in non-consolidated affiliates (net of distributions) and one-time costs relating to new state gaming legislation.

(h)	Represents the cost savings yet-to-be realized from our previously announced profitability improvement program.